Exhibit 12

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Year ended December 31
	2014	2013	2012	2011	2010
Earnings:
Earnings before income taxes and net earnings in equity affiliates	$1,308	$1,229	$814	$936	$778
Plus:
Fixed charges exclusive of capitalized interest	280	284	281	280	263
Amortization of capitalized interest	6	6	6	6	6
Adjustments for equity affiliates	5	9	12	19	6
Total	$1,599	$1,528	$1,113	$1,241	$1,053

Fixed Charges:
Interest expense incl amortization of debt discount/premium and debt expense	$187	$197	$210	$210	$189
Rentals - portion representative of interest	93	87	71	70	74
Fixed charges exclusive of capitalized interest	280	284	281	280	263
Capitalized interest	16	10	8	9	7
Total	$296	$294	$289	$289	$270

Ratio of earnings to fixed charges	5.4	5.2	3.9	4.3	3.9

Note: The financial information of all prior periods has been reclassified to reflect discontinued operations.